SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release dated May 28, 2008 re description of share buyback program approved by 2008 Shareholders' Meeting press release

Paris, May 28, 2008

Description of share buyback program approved by ordinary and extraordinary shareholders’ meeting held on 27 May 2008

Legal framework

In compliance with article 241-2 of the general regulation of the French stock market authority (Autorité des marchés financiers) and EC regulation n° 2273/2003 of 22 December 2003, the purpose of this release is to describe the objectives and terms and conditions of France Telecom’s share buyback program.

This program was approved by the ordinary and extraordinary shareholders’ meeting held on 27 May 2008. The meeting notice (avis de reunion) was published in the Bulletin des annonces légales obligatoires of 9 April 2008. The Board of Directors held after the end of the shareholders’ meeting decided its immediate implementation.

The present document is available to shareholders on the website of the company.

Number of shares held by the company

At 27 May 2008, the share capital of the company consists of 2,614,761,171 shares and the company holds 9,413,604 treasury shares, representing 0.36% of the share capital.

Allocation by objective of shares held by the company

At 27 May 2008, the 9,413,604 shares held by the company are allocated by objective as follows:

▪

liquidity contract (contrat de liquidité): 300,000

▪

to honour obligations related to stock-option plans or other allocations of shares: 9,113,604.

Objectives of the share buyback program

The objectives are as follows:

▪

To comply with obligations related to:

a.

stock option plans and other allocations of shares for employees of the Company or affiliates and in particular to allocate shares to employees of the France Telecom group, in particular as part of (i) the Company’s profit sharing scheme, (ii) any purchase or free share allocation plan for the benefit of employees under the conditions provided by law, in particular by Articles L. 443-1 et seq. of the French Labor Code (Code du travail), or (iii) any stock purchase option plan or free allocation of shares for the benefit of the employees and Company managers or some of them, including former holders of stock options of Wanadoo shares under the conditions provided in the second resolution of the combined Shareholders’ Meeting of September 1, 2004, (iv) liquidity contracts signed between France Telecom and the holders of shares or stock options of Orange, as well as to carry out all hedging relating to these transactions,

b.

securities giving access by any means, immediately or in the future, to shares of the Company, (including to carry out all hedging as a result of the obligations of France Telecom related to these securities) and particularly to debt instruments giving access to the capital or to the securities subscribed for by employees or former employees of France Telecom group (such as, in particular, option-based liquidity instruments),

▪

market-making in the secondary market or the liquidity of the France Telecom share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of ethics approved by the French stock market authority ("AMF", Autorité des marchés financiers),

▪

to hold shares for subsequent exchange or payment as part of possible external growth transactions,

▪

to reduce the share capital of the Company in accordance with the sixteenth resolution of the 27 May 2008 Shareholders’ Meeting,

▪

to implement any market practice that may be approved by law or by the AMF.

Maximum percentage of share capital, maximum number of shares and characteristics of the shares

▪

Maximum percentage of share capital that may be repurchased under the share buyback program – characteristics of the shares

10% of the share capital (as of 27 May 2008), representing 261,476,117 shares. After taking into account the 9,413,604 treasury shares held as of 27 May 2008, the residual number of shares that may be repurchased under the share buyback program amounts to 252,062,513 shares, representing 9.64% of the share capital.

The share buyback program is applicable to France Telecom ordinary shares.

▪

Maximum purchase price and maximum amount to be used in the program

The maximum purchase price may not exceed 40 euros per share.

The maximum amount to be used in the buyback program may not exceed 10,082,500,524 euros.

▪

Terms and conditions of the share buyback program

The shares may be acquired or transferred, even during a public tender offer, provided that such offer is fully paid for in cash, under the conditions and within the restrictions, in particular in terms of volumes and prices, applicable under the regulations in force on the date of the operations concerned, by any means, notably on the market or over-the-counter, including through the acquisition or disposal of blocks, the use of derivative financial instruments traded on a regulated market, multilateral trading facilities or over-the-counter, under the conditions set out by the market authorities, as the case may be, and at the times determined by the Board of Directors or the person acting by delegation of the Board.

The number of actions acquired by France Telecom with a view to their retention or their subsequent delivery in payment or exchange as part of a merger, divestment or capital contribution cannot exceed 5% of its capital.

Duration of the share buyback program

The duration of the share buyback program is for a period of eighteen months as from its approval by resolution of the 27 May 2008 Shareholders’ Meeting, i.e. until 27 November 2009 included.

Transactions carried out under the previous share buyback program - Synthesis of declarations

The ordinary and extraordinary shareholders’ meeting held on 21 May 2007 authorized the Board of Directors, with the right to delegate, to implement a share buyback program for a period of 18 months. The description of the terms and conditions of this program was published on 21 May 2007.

The program was used from 22 May 2007.

The tables hereunder describe the transactions carried out under the previous share buyback program.

Synthesis of transactions carried out

As of 27 May 2008

percentage of treasury shares held directly or indirectly	0,36%
number of shares cancelled during the last 24 months	0
number of securities held in portfolio: - including, liquidity agreement - including, to honour obligations related to the programs of stock-options or other allocations of shares	300,000 9,113,604
book value of the portfolio (in euros)	186,232,041
market value of the portfolio (in euros) (on the basis of the closing price as of 27 May 2008)	192,037,522

Assessment of the execution of the share buyback program
between 22 May 2007 and 27 May 2008

	cumulated gross flows		positions open as at the 27 May 2008
	purchases	sales / transfers	None
number of shares	16,863,886	16,564,166
average price for the transaction (in euros)	23.079	23.32
amounts (in euros)	389,198,419	386,262,954

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 172 million customers in five continents as of March 31, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (13 billion euros at March 31, 2008). As of March 31, 2008, the Group had 111.9 million mobile customers and 12 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 28, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer